UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thomas Properties Group, Inc.
Full Name of Registrant

Former Name if Applicable

515 South Flower Street, 6th Floor
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90071
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Thomas Properties Group, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2008 within the prescribed time period without unreasonable effort and expense as a result of the time required for management to make final determinations regarding its evaluation of disclosure controls and procedures. The Company expects to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Diana M. Laing	(213)	613-1900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2008, the Company expects to report a consolidated net loss of $5.5 million or $0.23 per share, compared to a consolidated net loss of $0.9 million, or 0.04 per share, for the year ended December 31, 2007. In connection with the audit and final review of the Company’s 2008 financial statements for the 10-K, the Company discovered that it had made an error in accounting for income taxes for the fiscal year ended December 31, 2008 at the time it reported its preliminary fourth quarter and fiscal year results for 2008 on February 26, 2009. The Company had previously reported a consolidated net loss of $3.8 million, or $0.16 per share for the year ended December 31, 2008.

Included in the consolidated net loss for the year ended December 31, 2008 is a pre-tax, non-cash impairment charge of $11.0 million related to the Company’s Murano condominium project, as well as a pre-tax, non-cash impairment charge of $1.2 million related to the Company’s joint venture investments. The Company was required to record both the condominium units and the joint venture investments at their estimated fair value on December 31, 2008. The Company had previously reported a pre-tax, non-cash impairment charge for the Murano project of $12.2 million.

Thomas Properties Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 17, 2009	By:	/s/ Diana M. Laing
		Name: Title:	Diana M. Laing Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).